Filed by Kansas City Southern
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern
(Commission File No. 001-04717)
Date: 4/16/2021

Merger Path to Completion - Expected Mid-2022

2021

MARCH 21st — CP-KCS Transaction Announcement

MARCH / APRIL — 375+ statements of support filed with the STB

APRIL 2nd — STB comment period deadline

APRIL 12th — CP-KCS response to comments filed with the STB

LATE APRIL / EARLY MAY — Proxy statement filing

PROGRESS TO DATE

EXPECTED MID-2021 — Following approval by CP and KCS shareholders and satisfaction or waiver of other customary closing conditions, and, if necessary, prior approval by the STB for the use of a voting trust, CP will acquire KCS shares and place into voting trust; KCS shareholders receive consideration

2022

EXPECTED MID-2022 — Obtain common control approval from STB and other applicable regulatory authorities

AFTER FULL STB APPROVAL — Voting trust terminated; CP acquires voting rights and control of KCS

With 375+ statements of support received, shippers of all kinds will benefit from increased efficiency and simplicity of the combined network, which is expected to spur greater rail-to-rail competition and support customers in growing rail volumes. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit FutureForFreight.com

© KANSAS CITY SOUTHERN

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